# Form C

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## Cover Page

**Name of issuer:**

Kindora PBC

**Legal status of issuer:**

**Form:**

Other

**If Other, describe legal status:**

Public Benefit Corporation

**Jurisdiction of Incorporation/Organization:**

DE

**Date of organization:**

7/15/2025

**Physical address of issuer:**

4200 Park Blvd #115
Oakland, CA 94602

**Website of issuer:**

https://www.kindora.co

**Name of intermediary through which the offering will be conducted:**

Wefunder Portal LLC

**CIK number of intermediary:**

0001670254

**SEC file number of intermediary:**

007-00033

**CRD number, if applicable, of intermediary:**

283503

**Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:**

7.0% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

**Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:**

No

**Type of security offered:**

- [ ] Common Stock
- [ ] Preferred Stock
- [ ] Debt
- [x] Other

**Describe the security offered:**

SAFE + Revenue Share

**Target number of securities to be offered:**

50,000

**Price:**

$1.00

**Method for determining price:**

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1.

**Target offering amount:**

$50,000.00

**Oversubscriptions accepted:**

- [x] Yes
- [ ] No

**Disclose how oversubscriptions will be allocated:**

- [ ] Pro-rata basis
- [ ] First-come, first-served basis
- [x] Other

**Describe how oversubscriptions will be allocated:**

As determined by the issuer

**Maximum offering amount (if different from target offering amount):**

$1,235,000.00

**Deadline to reach the target offering amount:**

4/30/2027

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.**

**Current number of employees:**

1

| | Most recent fiscal year-end: | Prior fiscal year-end: |
|---|---|---|
| Total Assets: | $45,842.00 | $0.00 |
| Cash & Cash Equivalents: | $7,842.00 | $0.00 |
| Accounts Receivable: | $0.00 | $0.00 |
| Current Liabilities: | $13,099.00 | $0.00 |
| Non-Current Liabilities: | $90,435.00 | $0.00 |
| Revenues/Sales: | $817.00 | $0.00 |
| Cost of Goods Sold: | $0.00 | $0.00 |
| Taxes Paid: | $0.00 | $0.00 |
| Net Income: | ($57,826.00) | $0.00 |

**Select the jurisdictions in which the issuer intends to offer the securities:**

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

# Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

## THE COMPANY

**1. Name of issuer:**

Kindora PBC

COMPANY ELIGIBILITY

**2. ☑ Check this box to certify that all of the following statements are true for the issuer.**

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

**3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

☐ Yes
☑ No

## DIRECTORS OF THE COMPANY

**4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.**

| Director | Principal Occupation | Main Employer | Year Joined |
|---|---|---|---|
| Justin Steele | Chief Executive Officer | Kindora PBC | 2025 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

## OFFICERS OF THE COMPANY

**5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.**

| Officer | Positions Held | Year Joined |
|---|---|---|
| Justin Steele | Secretary, President, CEO, Treasurer | 2025 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

## PRINCIPAL SECURITY HOLDERS

**6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.**

| Name of Holder | % of Voting Power Prior to Offering |
|---|---|
| Justin Steele | 50%+ |

## Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

**Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.**

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

## RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

**A crowdfunding investment involves risk. Investors should not invest any funds unless they can afford to lose the entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

The Company has a limited operating history.
Kindora PBC was formed in July 2025 and has a limited operating history upon which investors can evaluate its business and prospects. As a result, the Company's future performance and ability to achieve its business objectives are difficult to predict.

The Company may be unable to successfully monetize its free-user and funder-sponsored distribution model.
Kindora currently uses a free-to-start model to attract nonprofit organizations and also seeks to generate revenue by selling sponsored access to organizations through foundations and other funders. The Company's website states that free users can search funders and access certain AI functionality without a paid subscription, while funders can sponsor access for their grantees. This model requires the Company to acquire users at a sufficiently low cost and successfully convert or monetize those users through subscriptions, enterprise relationships, sponsored access, or other revenue streams. There can be no assurance that nonprofit organizations will convert to paid plans at the expected rate or that funders will continue purchasing sponsored access. If customer acquisition, conversion, or retention is lower than anticipated, the Company's revenue may not support the costs required to operate and expand the platform.

The Company's operations and intellectual property are highly dependent on its CEO and principal developer.
The Company's CEO and CTO has been responsible for building the core product and owns substantial knowledge of the Company's technology, data architecture, and operations. The Company currently has a highly concentrated management structure, and its financial statements indicate that the Company has been operating with significant dependence on founder resources and related-party financing. In addition, the Company's co-founder transitioned from operating roles to a Strategic Advisor role in July 2026. The loss of the CEO or other key personnel, or the inability to recruit and retain qualified employees as the Company expands, could materially impair the Company's ability to develop its technology, serve customers, execute its sales strategy, and manage its operations.

A pending employment matter involving an officer of the Company could require the officer to devote time and attention away from the Company's business.
Justin Steele, the Company's Chief Executive Officer, is the plaintiff in a pending employment matter against a former employer. The matter is unrelated to the Company's business, and the Company is not a party to the matter. However, Mr. Steele may be required to devote time and attention to the litigation during the offering period, which could divert his attention from the Company's operations and business objectives.

The Company is highly dependent on its founder for its operations and business development.
The Company's operations and business development activities are currently concentrated around one operating founder, who is responsible for building and selling the Company's products and services. The Company's ability to execute its business plan may be adversely affected if the founder is unable to devote sufficient time and attention to the Company or if the Company is unable to successfully recruit and retain additional personnel as it grows.

The Company's revenue may be affected by its concentration among a limited number of enterprise customers.
The Company has entered into enterprise contracts with a limited number of funders. The loss, non-renewal, reduction, or delayed expansion of any significant enterprise customer could have a material adverse effect on the Company's revenue and financial condition, particularly while its enterprise customer base remains limited.

Kindora depends on third-party artificial intelligence infrastructure, APIs, and other technology providers for important aspects of its platform.
Kindora's products rely on third-party artificial intelligence infrastructure and APIs to provide core functionality, including AI-powered funder research, matching, analysis, and drafting. The Company's financial statements identify a high technical dependency on third-party APIs and third-party artificial intelligence infrastructure providers. Changes in pricing, availability, functionality, usage limits, terms of service, or access to these providers could increase the Company's costs or impair its ability to provide its services. In addition, advances in artificial intelligence technology could reduce the cost of competing products or allow competitors to replicate some of Kindora's functionality. The Company may be unable to respond effectively to such changes.

The Company's competitive position may be difficult to sustain because AI-powered fundraising and information services are rapidly evolving and some of Kindora's functionality may be relatively easy to replicate.
Kindora operates in a developing market in which AI search, research, grant-writing, donor intelligence, and fundraising tools are increasingly available. The Company itself acknowledges that basic AI search functionality is becoming commoditized. Competitors, including established fundraising software providers, grant databases, donor-intelligence platforms, AI companies, nonprofit technology providers, and newly formed companies, may develop products with similar or superior functionality. Kindora's competitive position depends in part on the quality, breadth, freshness, and organization of its underlying data and on the workflows and outcome data developed through customer usage. There can be no assurance that these assets will provide a sufficient or sustainable competitive advantage.

Increased use of the Company's platform could increase competition for available philanthropic funding.
The Company's platform is designed to help organizations identify potential funders and pursue funding opportunities. If the Company's platform or similar tools cause organizations to submit more funding applications without a corresponding increase in available funding, funders could face increased application volume and reduced efficiency. This could adversely affect funder adoption of the Company's platform or the Company's ability to demonstrate the value of its services.

The Company handles sensitive donor and organizational data and may be subject to risks relating to data security and privacy.
The Company stores and processes sensitive donor and organizational information through its platform. Any unauthorized access, disclosure, loss, alteration, or misuse of such information, or any failure of the Company's data security measures, could result in reputational harm, loss of customers, regulatory scrutiny, or other liabilities. Although the Company maintains separate data environments for individual organizations and does not use customer data to train shared models, these measures may not prevent all security or privacy incidents.

The Company's ability to grow its recurring revenue has not yet been demonstrated at scale.
Although Kindora has attracted paying customers and has reported growth in recurring revenue, its current revenue base remains relatively small compared with the Company's longer-term plans. The Company is pursuing multiple revenue models, including self-serve subscriptions, enterprise licenses, funder-sponsored access, and data and API access, and has stated that it expects to determine over time which of these models will become its largest source of revenue. The Company's ability to achieve its projected growth will depend on converting free users into paying customers, retaining existing customers, expanding enterprise relationships, and demonstrating sufficient value to funders and nonprofit organizations. If the Company is unable to establish a repeatable and scalable sales and retention model, its revenue growth may be slower than anticipated and it may be unable to achieve profitability.

The Company's business depends substantially on the accuracy, completeness, timeliness, and continued availability of third-party and public data.
A significant component of Kindora's product is its funding-intelligence database, which incorporates information from sources including government filings, foundation websites, and government grant portals. The Company uses this information to generate funder matches, identify grant opportunities, and provide research and application guidance. Public filings and other external information may be incomplete, delayed, inaccurate, unavailable, or incorrectly interpreted by the Company's systems. Grant opportunities, eligibility requirements, deadlines, funding priorities, and other information may also change after being collected by the Company. If Kindora's information is inaccurate or outdated, customers may pursue inappropriate funding opportunities or make fundraising decisions based on incorrect information, which could harm the Company's reputation, customer retention, and ability to attract new customers.

The Company may not be able to generate sufficient revenue to support its proposed revenue-share obligations, and investors may receive no payments under the revenue-share feature.
The Company's proposed financing includes a revenue-share feature that becomes operative only if the Company reaches the specified annual recurring revenue threshold and otherwise depends on the Company's future revenue. Because the Company is an early-stage business with limited historical revenue and has incurred substantial losses, there can be no assurance that it will reach the applicable revenue threshold or generate sufficient revenue to make meaningful distributions. Even if the revenue-share feature becomes operative, the amount and timing of any payments will depend on the Company's future revenue, the applicable contractual limitations, and the terms of the definitive agreement. Investors therefore may receive no revenue-share payments, or may receive payments substantially later or in amounts substantially different from expectations. The Company's financial condition and ability to fund operations may also affect its ability to satisfy obligations associated with the revenue-share arrangement.

The Company's ability to provide investors with a return may depend on its ability to generate sufficient revenue.

The Company's offering includes a revenue share feature under which investor returns are tied to the Company's future revenue rather than necessarily to a sale of the Company or other liquidity event. If the Company does not generate sufficient revenue, investors may receive limited or no payments under the revenue share feature. There can be no assurance that the Company's future revenue will be sufficient to provide investors with a return on their investment.

## The Offering

### USE OF FUNDS

**9. What is the purpose of this offering?**

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

**10. How does the issuer intend to use the proceeds of this offering?**

If we raise: **$50,000**

Use of Proceeds: Kindora is raising capital to scale its go-to-market efforts for a product that is already built. The Company currently has one founder handling engineering, sales, and customer support, and the proceeds will be used to expand the team and infrastructure needed to support growth.
7% for Wefunder fees.
41% for business development, customer success, and operations, including two BD/AE hires, an account manager, and additional operational support.
22% for customer-serving and product infrastructure, including AI inference, data pipelines, and hosting.
21% for founder compensation and general operations, including the reinstatement of the CEO's cash compensation and operating runway.
9% for legal, accounting, compliance, offering-related expenses, and working capital, including legal and accounting fees already incurred.

If we raise: **$1,235,000**

Use of Proceeds: Kindora is raising capital to scale its go-to-market efforts for a product that is already built. The Company currently has one founder handling engineering, sales, and customer support, and the proceeds will be used to expand the team and infrastructure needed to support growth.
7% for Wefunder fees.
41% for business development, customer success, and operations, including two BD/AE hires, an account manager, and additional operational support.
22% for customer-serving and product infrastructure, including AI inference, data pipelines, and hosting.
21% for founder compensation and general operations, including the reinstatement of the CEO's cash compensation and operating runway.
9% for legal, accounting, compliance, offering-related expenses, and working capital, including legal and accounting fees already incurred.
At the minimum raise, proceeds are expected to primarily cover existing obligations, extend runway, and support part-time operational assistance while sales remain founder-led. At the maximum raise, the Company expects to maintain a runway buffer targeting approximately 18 to 24 months, with the precise allocation between hiring and additional runway depending on recurring revenue growth and the timing of committed customer payments.Kindora is raising to scale go-to-market for a product that is already built. Today one founder handles engineering, selling and support, and that constraint is what this money removes.
Proceeds are expected to be applied to: legal and accounting fees already incurred for this offering and our corporate work; hiring in customer success and operations, so founder time moves from support to selling; product infrastructure; and runway. Our CEO's cash compensation will also be reinstated.
At the minimum raise we expect to cover those obligations, extend runway and add part-time operations help. Selling stays founder-led and the legal balance will be paid down over time rather than at closing.
At the maximum raise, roughly half is expected to go to the team, and the balance to founder compensation, product infrastructure and a runway buffer targeting 18 to 24 months. How we split between hiring and buffer depends on how quickly recurring revenue and funder-sponsored cohorts grow, and on the timing of committed payments.

### DELIVERY & CANCELLATIONS

**11. How will the issuer complete the transaction and deliver securities to the investors?**

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in membership interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV") incorporated as a Delaware series limited liability company. The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to refer to their investment in the membership interested in an SPV and that SPV's parallel investment in securities of the Company.

**12. How can an investor cancel an investment commitment?**

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

## Ownership and Capital Structure

### THE OFFERING

**13. Describe the terms of the securities being offered.**

**SAFE + Revenue Share Agreements**

**Terms of the Revenue Share Agreement:**

The Company is issuing agreements to investors entitling them to quarterly payments based on the Company's adjusted gross revenues. Each investor's principal is the Purchase Amount. Adjusted Gross Revenues means the Company's actual cash receipts from all sales of any kind, including prepaid licenses, less refunds, returns, rebates, chargebacks, shipping, insurance, taxes, duties, and other amounts not retained by the Company. The Company will use 3.0% of Adjusted Gross Revenues (the "Revenue Percentage") to make payments to investors in this offering and holders of similar instruments sold in private transactions ("Other Revenue Share Investors"). Subject to the conditions described below, these payments will begin when the Company's annualized contractually obligated revenues from active, committed subscription or recurring revenue contracts first exceed $1,000,000 (the "Payment Start Date"), and will be made quarterly within 30 days of the end of each Measurement Period.

Each payment will be distributed pro rata among all investors and Other Revenue Share Investors based on their respective pro rata shares. Payments will continue until each investor has received 1.5x their original investment (the "Repayment Amount"). The Company may defer for one quarter up to two payments upon notice to investors, each a "Permitted Deferral."

The amount of total payments for each Measurement Period to investors and Other Revenue Share Investors will equal 3.0% of the Company's Adjusted Gross Revenues for the applicable period. All payments under the Agreement will be applied to reduce the Repayment Amount. The Company will not be obligated to pay more than 110%, 120%, 130%, or 140% of the Purchase Amount during the one-year, two-year, three-year, or four-year periods, respectively, commencing after the Effective Date.

The Company may prepay all of the Repayment Amount at any time. The Company may also make partial prepayments, provided that all partial prepayments are made pro rata among all investors and Other Revenue Share Investors based on their respective pro rata shares.

The Company's repayment obligation to each investor is on parity with all other SAFE + Revenue Share Agreements sold in this offering and all similar agreements sold in private offerings (the "Agreements"). If the Company does not have sufficient funds to repay all Agreements in full, payments will be made pro rata among the holders of the Agreements. The Company's books and records will be conclusive for purposes of determining Adjusted Gross Revenues and applicable Repayment Amounts, absent manifest error.

In the event of default, including a missed Quarterly Payment other than a Permitted Deferral that remains unpaid for five business days after it becomes due, a voluntary bankruptcy or insolvency filing, an assignment for the benefit of creditors, or an involuntary bankruptcy petition that is not dismissed or discharged within 60 days, all of the Investor's unpaid Repayment Amount will become immediately due, payable, and collectible.

For U.S. federal and state income tax purposes, the Agreement is intended to be characterized as stock, and more particularly as common stock for purposes of the specified provisions of the Internal Revenue Code. This characterization does not modify or affect the conversion mechanics or the type of Capital Stock issuable under the Agreement.

If an investor receives any payment from the Company in excess of its pro rata share, the investor must remit the excess to the Company so that it can be shared ratably with the other investors.

**Terms of the SAFE:**

The Agreements provide investors with the right to receive shares of the Company's Capital Stock if and when the Company conducts an Equity Financing, experiences a Liquidity Event, undergoes a Dissolution Event, or, after three years, if the investor elects to convert the Agreement into Class A Common Stock.

**Equity Financing:**

If the Company conducts an Equity Financing, meaning a bona fide transaction or series of transactions with the principal purpose of raising capital in which the Company issues and sells Preferred Stock at a fixed valuation, the Agreement will automatically convert into the greater of:

- The number of Standard Preferred Stock shares equal to the Purchase Amount divided by the lowest price per share of Standard Preferred Stock offered in the Equity Financing; or
- The number of Safe Preferred Stock shares equal to the Purchase Amount divided by the Safe Price.

The Safe Price is the Post-Money Valuation Cap divided by the Company Capitalization. The Post-Money Valuation Cap is $10,000,000 for the first $1,000,000 raised from early-bird investors and $12,000,000 for amounts raised thereafter.

Safe Preferred Stock will have the same rights, privileges, preferences, seniority, liquidation multiple, and restrictions as Standard Preferred Stock, except that price-based preferences, including the per-share liquidation amount, initial conversion price, and per-share dividend amount, will be based on the Safe Price.

Upon conversion in an Equity Financing, all rights to payments under the revenue share provisions of the Agreement will terminate.

**Liquidity Event:**

If there is a Liquidity Event, defined as a Change of Control or an Initial Public Offering, before the Agreement terminates, the investor will receive the greater of:

- The unrepaid Repayment Amount (the "Cash-Out Amount"); or
- The amount payable on the number of Common Stock shares equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

If the Company's securityholders are given a choice as to the form and amount of proceeds received in a Liquidity Event, the investor will receive the same choice, subject to applicable requirements and limitations.

If a Change of Control is intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of the proceeds payable to the investor if the reduction does not reduce the total proceeds payable and is applied in the same manner and on a pro rata basis to securityholders with equal priority.

In a Liquidity Event or Dissolution Event, the investor's right to receive its Cash-Out Amount is:

- Junior to outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes that are not converted into Capital Stock, other than other Agreements and Other Revenue Share Agreements;
- On par with other Agreements, Other Revenue Share Agreements, Safes, and/or Preferred Stock, with proceeds distributed pro rata if insufficient to pay those holders in full; and
- Senior to payments for Common Stock.

The investor's right to receive a Conversion Amount is on par with Common Stock and other securities receiving proceeds on a similar as-converted-to-Common-Stock basis, and junior to amounts described above to the extent those amounts represent Cash-Out Amounts or similar liquidation preferences.

If there are insufficient funds in a Liquidity Event to pay Senior Preferred Holders and Cash-Out Investors in full, available funds will first be distributed to Senior Preferred Holders and then pro rata among the Cash-Out Investors. The Cash-Out Investors will automatically receive Common Stock shares equal to the remaining unpaid Repayment Amount divided by the Liquidity Price.

**Dissolution Event:**

If the Company dissolves, winds up, or terminates operations before the Agreement expires or terminates, the Company will first pay Senior Preferred Holders any amounts due to them in connection with the Dissolution Event. The Company will then pay the investor an amount equal to the Repayment Amount, prior and in preference to any distribution to holders of Common Stock.

If the Company's assets are insufficient to pay all Cash-Out Investors their respective Repayment Amounts in full, all assets legally available for distribution will be distributed with equal priority and pro rata among the Cash-Out Investors based on the Repayment Amounts they would otherwise be entitled to receive.

**Optional Conversion:**

If the Agreement remains outstanding and has not terminated three years after the Effective Date, the investor may, at its sole discretion, elect to convert the Agreement into a number of Class A Common Stock shares equal to the Purchase Amount divided by the Safe Price.

Upon this conversion, all rights to payments under the revenue share provisions of the Agreement will terminate. The Common Conversion Shares will be subject to the Company's applicable transfer restrictions and other restrictions described in the Agreement.

**Termination:**

The Agreement will expire and terminate upon the issuance of shares to the investor pursuant to an Equity Financing, Liquidity Event, or Optional Conversion, the payment or setting aside for payment of amounts due in connection with a Liquidity Event or Dissolution Event, or the payment of the Repayment Amount. Certain provisions, including the provisions relating to Optional Conversion and miscellaneous matters, survive termination as specified in the Agreement.

**MFN Provision:**

If the Company issues any Subsequent Convertible Securities before termination of the Agreement, it will promptly provide the investor with written notice and copies of the related documentation. If the investor determines that the terms of the Subsequent Convertible Securities are more favorable, the investor may notify the Company in writing, after which the Company agrees to amend and restate the Agreement to be identical to the instrument evidencing the Subsequent Convertible Securities, subject to mechanical adjustments for investment through the Portal.

**Voting Rights:**

The Investor is not entitled to vote or be deemed a holder of Capital Stock for any purpose, and does not have the rights of a stockholder,

including the right to vote for directors, vote on corporate matters, receive meeting notices, or receive subscription rights, until shares are issued under the Agreement. If the Company pays a cash dividend on outstanding Common Stock while the Agreement is outstanding, however, the Company will pay the investor the applicable Dividend Amount at the same time.

**Investor Securities:**

The Investor purchases the Agreement for the benefit of a Public Investor who has acquired a parallel Investor Security through the Portal. Any cash payments made by the Company to the Investor under the Agreement, or in respect of Capital Stock delivered to the Investor, must be promptly delivered to the applicable Public Investor in accordance with the terms of the parallel Investor Security. Any Capital Stock delivered to the Investor will be retained by the Investor and will not be distributed to the Public Investors except with the Company's prior written consent.

**Securities Issued by the SPV**

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized as a Delaware series limited liability company and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have substantially the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

**Voting Rights** If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

**Proxy to the Lead Investor** The SPV securities have voting rights with respect to the SPV itself. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) cause the SPV to vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

**Restriction on Transferability** The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

Neither the Agreement nor the rights contained therein may be assigned by either party without the prior written consent of the other, but the Company may assign the Agreement in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's jurisdiction of formation.

See exact security attached as Appendix B, Investor Contracts.

**14. Do the securities offered have voting rights?**

☐ Yes
☑ No

**15. Are there any limitations on any voting or other rights identified above?**

See the above description of the Proxy to the Lead Investor.

**16. How may the terms of the securities being offered be modified?**

Any provision of this Agreement may be amended, waived or modified as follows: any provision of this Agreement may be amended, waived or modified only upon the written consent of the Company and either (A) the Lead Investor or (B) the holders of a majority of the Purchase Amounts payable to the Investors; provided, however, that the Purchase Amount under this Agreement may not be amended without the consent of the Investor, and the optionality of the conversion right provided for in Section 10(d) may not be amended without the consent of the Investor.

**Restrictions on Transfer of the Securities Being Offered:**

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

## Description of Issuer's Securities

**17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

| Class of Security | Authorized | Outstanding | Voting rights |
| --- | --- | --- | --- |
| Class A Common Stock | 10000000 | 1072941 | ☑ |
| Class B Common Stock | 4900000 | 4000000 | ☑ |

| Class of Security | Total Pool |
| --- | --- |
| **Warrants** | 62500 |
| **Options** | None |

**Describe any other rights:**

Class A and Class B Common Stock are identical in all respects except voting and conversion. Each share of Class A carries one vote; each share of Class B carries ten votes. The two classes vote together as a single class on all matters, including the election of directors, except where Delaware law or the charter requires a separate class vote. Dividends, distributions, liquidation proceeds and merger consideration are shared ratably on a per-share basis across both classes. Neither class has a liquidation preference, and no preferred stock is authorized. Class B converts automatically, share for share, into Class A on any transfer other than a permitted transfer to a founder's immediate family or a family trust or entity, when the founder holding it ceases to serve as an executive officer, employee or consultant of the company, or on the written consent of a majority of the outstanding Class B. Converted shares are retired and cannot be reissued. Class A does not convert. Only Justin Steele, our founder and CEO, holds Class B. The two classes were created on July 28, 2026, when the company filed an Amended and Restated Certificate of Incorporation reclassifying each then-outstanding share of common stock one-for-one into Class B. All 4,000,000 outstanding Class B shares are held by Justin Steele, the founder and sole director. Of the 1,072,941 outstanding Class A shares, 900,000 are held by a former co-founder whose Class B converted on his departure and 172,941 are restricted shares held by two advisors. As a Delaware public benefit corporation, the company's charter also requires that the public benefit provision may not be amended or repealed without both two-thirds of all outstanding common stock voting together and a majority of the Class B voting separately.

**18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?**

N/A. The holders of common stock of the company will have no consent or approval rights over any of the rights of the SAFE + Revenue Share Agreements, and to the extent the SAFE + Revenue Share Agreements convert into equity, they would either convert into Class A common, and thus have the same rights as the class of stock described above, or preferred stock, which would generally be senior to, not subordinate to, rights of common stock

**19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

Yes. While the SAFE + Revenue Share Agreement holders will, prior to conversion to stock, have contractual rights to payments concurrently with dividends to the common stock and senior to common stock in liquidation, they will have no voting rights and no statutory rights as a stockholder of the company (including, for example, with respect to information access, ability to bring claims related to fiduciary duties, and otherwise).

**20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?**

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the certificate of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

**21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

N/A. The SAFE + Revenue Share Agreements do not represent a specific number of shares, and thus the shares underlying them are not valued as they would be in a priced round for common or preferred stock. However, the valuation cap applicable to the SAFE + Revenue Share Agreements was determined by the Company acting in its discretion.

In the future, we may perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;
- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common stock;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

**22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

**23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?**

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the best interests of the Company and its stockholders. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length.

**24. Describe the material terms of any indebtedness of the issuer:**

***Loan***
Lender: Justin Steele
Amount: $41,000.00
Outstanding principal plus interest: $41,000.00 as of 9/30/2026
Interest rate: 4.0% per annum
Maturity date: 9/27/2028
*Unsecured promissory note and revolving credit facility of up to $100,000 from Justin Steele, the Company's CEO. Drawn principal bears simple interest at 4.0% per annum. Principal drawn was $25,000 at December 31, 2025 and $26,000 at June 30, 2026; the CEO advanced an additional $5,000 on July 22, 2026 and $10,000 on August 7, 2026, bringing outstanding principal to $41,000. Matures on the earliest of (i) September 27, 2028, (ii) the closing of a preferred equity financing yielding aggregate proceeds of not less than $1,000,000, or (iii) a change of control. Accrued interest on this note and the co-founder note together totaled $1,434 at June 30, 2026.*

**Related party**
Name: Justin Steele
Relationship: CEO
Amount: $41,000.00

***Loan***
Lender: Karibu Nyaggah
Amount: $27,213.00
Outstanding principal plus interest: $27,213.00 as of 9/30/2026

Interest rate: 4.0% per annum
Maturity date: 9/27/2028
*Unsecured promissory note and credit facility from Karibu Nyaggah, a co-founder, originally up to $25,000 and fully drawn at $25,000 at both December 31, 2025 and June 30, 2026. A First Amendment dated August 13, 2026 increased the facility to $30,000 and confirmed the outstanding principal at $27,213.54. The lender waived the historical default arising from the note exceeding its original $25,000 limit on December 24, 2025. Drawn principal bears simple interest at 4.0% per annum. Maturity is the earliest of September 27, 2028, the closing of a preferred equity financing yielding aggregate proceeds of not less than $1,000,000, or a change of control.*

**Related party**
Name: Karibu Nyaggah
Relationship: Co-Founder
Amount: $27,213.54

***Loan***
Lender: True Steele, LLC
Amount: $40,000.00
Outstanding principal plus interest: $40,000.00 as of 9/30/2026
Maturity date: 9/27/2028
*Unsecured, non-interest-bearing related-party promissory note of $40,000 issued to True Steele, LLC, an entity wholly owned by the Company's CEO, for the purchase of proprietary platform technology. Principal was fully outstanding at $40,000 at December 31, 2025 and at June 30, 2026 and remains outstanding. Repayment is by financing-based installments equal to the lesser of the remaining balance or 5.0% of the net proceeds of any future equity or debt financing, with an outside maturity date of September 27, 2028. If unpaid at maturity, the remaining principal default-accrues simple interest at 12.0% per annum.*

**Related party**
Name: True Steele, LLC
Relationship: Entity wholly owned by the CEO
Amount: $40,000.00

***Loan***
Amount: $2,872.00
Outstanding principal plus interest: $2,872.00 as of 9/30/2026
*Corporate charge card with the Company's bank, paid by monthly autopay. The outstanding balance was $15,726 at June 30, 2026 and $2,872 at September 17, 2026.*

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

**25. What other exempt offerings has the issuer conducted within the past three years?**

| Offering date | Exemption | Security type | Amount sold | Use of proceeds |
|---|---|---|---|---|
| 3/2026 | Section 4(a)(2) | SAFE | $50,000 | General operations |
| 9/2026 | Regulation D | SAFE | $25,000 | General operations |

**26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

**For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.**

Name: Justin Steele
Amount Invested: $41,000.00
Transaction type: Loan
Interest rate: 4.0% per annum
Maturity date: 9/27/2028
Outstanding: Yes
Relationship: CEO

Name: Karibu Nyaggah
Amount Invested: $27,213.54
Transaction type: Loan
Interest rate: 4.0% per annum
Maturity date: 9/27/2028
Outstanding: Yes
Relationship: Co-Founder

Name: True Steele, LLC
Amount Invested: $40,000.00
Transaction type: Loan
Maturity date: 9/27/2028
Outstanding: Yes
Relationship: Entity wholly owned by the CEO

## FINANCIAL CONDITION OF THE ISSUER

**27. Does the issuer have an operating history?**

Yes

**28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

**Management's Discussion and Analysis of Financial Condition and Results of Operations**

**Overview of the Business and Financial Condition**

The Company generates revenue using an AI-powered fundraising intelligence software platform combined with white-glove research and advisory services to democratize philanthropic giving for under-resourced nonprofit organizations and foundations.

We are an early-stage company and have generated operating income and positive cash flows from operations in recent periods. There can be no assurance that we will continue to be profitable in future periods.

As of September 17, 2026, we had cash and cash equivalents of approximately $27,919.

Our ability to continue operations is dependent on managing our expenses and, if necessary, obtaining additional financing.

This discussion should be read in conjunction with the financial statements and related notes included in this offering statement.

**Business and Operating Uncertainty**

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

**Financial Condition**

As of June 30, 2026, our total assets were $61,853 and our current and non-current liabilities, as reflected in available financial statement fields, were $145,186.

Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the company's limited operating history and the likelihood that future results will differ from historical results.

**Liquidity and Capital Resources**

As of June 30, 2026, we had cash and cash equivalents of approximately $7,842.

The Company has not been profitable; its reviewed financial statements show a net loss of $77,855 for the six months ended June 30, 2026. In August and September 2026, cash received from customers exceeded operating cash payments, largely because of prepaid enterprise contracts and annual subscriptions, and while the CEO's cash compensation was suspended and approximately $79,839 of legal fees remained unpaid. Over the three months ended September 17, 2026, average monthly net cash used in operations was approximately $6,400.

Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other short-term factors. As a result, period-to-period comparisons may not be meaningful.

Based on our current plan, we do not expect to have sufficient cash to fund operations for at least the next 12 months. The main drivers of our limited runway include:

- When customers pay us
- Whether or when we hire more people
- A one-time cost (legal, settlement, equipment, etc.)
- Timing of committed but not yet received funds: a $50,000 contract signed in September 2026, a $30,000 award approved in September 2026, and a $150,000 restricted project grant paid in tranches against reporting milestones. The Company's near-term runway depends more on when these amounts are received than on whether they are committed. Third-party AI inference is the Company's largest recurring cash cost.

Our historical operations have been funded primarily through external financing.

**Liquidity Assumptions**

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

**Dependence on Additional Financing**

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

**Indebtedness and Capital Structure**

As of the date of this offering statement, we had total outstanding indebtedness consisting of 4 loans and approximately $111,085.54 in aggregate principal obligations. The indebtedness consists of $41,000 (related party), $27,213.54 (related party), $40,000 (related party), and $2,872. The material terms of such indebtedness are described in Item 24 of this Form C.

(For the avoidance of doubt, SAFEs are not treated as indebtedness.)

During the past three years, we have conducted exempt offerings, resulting in the issuance of securities in aggregate amounts of approximately $75,000.

**Known Trends, Events, and Uncertainties**

Management is aware of the following trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months:

- The Company's accountants included a going concern paragraph in the attached reviewed financial statements. At June 30, 2026 the Company had negative equity of $83,333.
- When customers pay us
- Whether or when we hire more people
- A one-time cost (legal, settlement, equipment, etc.)
- The Company has funded operations with related-party loans, which totaled $108,213.54 of principal as of September 2026: $41,000 drawn under a $100,000 facility from the CEO and $27,213.54 under a facility from a co-founder, both bearing 4.0% simple interest, and a $40,000 non-interest-bearing note issued to an entity wholly owned by the CEO for platform technology. The two facilities mature on the earliest of September 27, 2028, the closing of a preferred equity financing yielding at least $1,000,000, or a change of control; this offering is not a preferred equity financing. The intellectual-property note is repaid in installments equal to the lesser of its remaining balance or 5.0% of the net proceeds of any future equity or debt financing, so a portion of any proceeds of this offering would be applied to it. The Company's CEO suspended his own cash compensation in July 2026 to preserve liquidity.
- The Company also has approximately $53,400 of billed, unpaid legal fees. The contractual deferral that covered part of that balance has expired, and management intends to pay the balance following the close of this offering. Against $27,919 of cash at September 17, 2026, that balance alone exceeds the Company's available cash. The Company's operating plan assumes this offering closes by November 2026; if it does not, planned hiring and spending will be deferred and these obligations will remain outstanding.
- Revenue is concentrated in a small number of organizations. Two foundation contracts representing a significant share of recurring revenue reach the end of their initial terms in February and May 2027; one carries an automatic 12-month renewal provision, and neither renewal is assured. The Company has additional committed or approved funding in September 2026 that is not reflected in the attached financial statements; amounts, payment timing and any conditions are subject to confirmation against the executed documents before filing. The Company's $150,000 project grant is restricted to a defined research project, carries $64,000 of subcontractor commitments, and pays in tranches subject to reporting milestones.
- Third-party AI inference is among the Company's largest non-payroll costs. A $40,000 credit from one AI provider, received in September 2026, is expected to cover approximately one year of that provider's usage; the Company's remaining inference and hosting costs, which are the majority of that spending, are unsubsidized.

These factors could increase operating costs, reduce liquidity, or require us to raise additional capital earlier than anticipated.

Other than the matters described above, management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

**Changes Since the Date of the Financial Statements**

Since June 30, 2026, there were material changes in our operations and financial condition, including a material increase in revenue, a new lease, long-term contract, debt, or guarantee, and a lawsuit, claim, regulatory inquiry, or settlement. Additionally, on September 15, 2026 the Company was awarded a $150,000 restricted project grant from a private foundation to fund a defined research pilot through September 30, 2027. The funds may be used only for that project, and $64,000 of the award is committed to two subcontractors.

On September 16, 2026 the Company sold a $25,000 SAFE with a revenue share to an accredited investor in a private placement under Regulation D, on the same economic terms as this offering.

Also on September 16, 2026 the Company's board and stockholders adopted an equity incentive plan with a reserve of 864,706 shares, and authorized restricted stock purchases of 115,294 and 57,647 shares of common stock by two advisors at $0.08 per share, the fair market value in the Company's September 2026 independent valuation.

Separately, in September 2026 the Company received a credit grant from Anthropic covering approximately one year of its API costs, which reduces the Company's largest non-payroll operating expense..

**Impact of This Offering**

The proceeds from this offering are expected to be used to scale go-to-market for a product that is already built. The timing and extent of our use of proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

**Forward-Looking Statements**

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

---

## FINANCIAL INFORMATION

**29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:**

Refer to Appendix C, Financial Statements.

I, Justin Steele, certify that:

(1) the financial statements of Kindora PBC included in this Form are true and complete in all material respects; and

(2) the financial information of Kindora PBC included in this Form reflects accurately the information reported on the tax return for Kindora PBC filed for the most recently completed fiscal year.

*Justin Steele*

Justin Steele
Chief Executive Officer

## STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

## OTHER MATERIAL INFORMATION

**31. In addition to the information expressly required to be included in this Form, include:**

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an individual that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such circumstances, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possible that in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

### ONGOING REPORTING

**32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:**

120 days after the end of each fiscal year covered by the report.

**33. Once posted, the annual report may be found on the issuer's website at:**

https://www.kindora.co/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million; or
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

## APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Kindora SAFE + Revenue Share Standard
- Early Bird Kindora SAFE + Revenue Share Early Bird
- SPV Subscription Agreement
- SPV Subscription Agreement - Early Bird

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Justin Steele

Appendix E: Supporting Documents

- ttw_merged_comms
- Series Appendix — Kindora I
- Series Appendix — Kindora I (Early Bird)
- Wefunder SPV, LLC Agreement

# Signatures

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.*

*The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.*

The following documents will be filed with the SEC:

Cover Page XML
Offering Statement (this page)
Appendix A: Business Description & Plan
Appendix B: Investor Contracts
Kindora SAFE + Revenue Share Standard
Early Bird Kindora SAFE + Revenue Share Early Bird
SPV Subscription Agreement
SPV Subscription Agreement - Early Bird
Appendix C: Financial Statements
Financials 1
Appendix D: Director & Officer Work History
Justin Steele
Appendix E: Supporting Documents
ttw_merged_comms
Series Appendix — Kindora I
Series Appendix — Kindora I (Early Bird)
Wefunder SPV, LLC Agreement

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.*

*The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.*

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

**Before you click on the button below, please review the information you have provided carefully.**

**We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.**

☑ I verify the Form C is 100% accurate

☑ I agree to the Wefunder Listing Agreement

☑ I agree to the Investor Representative Proxy Agreement

☑ I agree to the Rule 3a-9 Undertakings Agreement

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

Kindora PBC

By

*Justin Steele*

Co-Founder & CEO/CTO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

*Justin Steele*

Co-Founder & CEO/CTO

9/29/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.